SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No.  )


                        	   Belo Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Series A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   080555105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Tim O'Brien
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
			       p. (612) 238-3300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              August 15, 2013
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 080555105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,330,203

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,330,203

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,330,203

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 080555105
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,330,203

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,330,203

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,330,203

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 080555105
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Belo Corp, a Delaware corporation
(the "Issuer"). The address of the Issuer's principal executive offices is 400 South Record Street, Dallas, Texas 75202.

     This schedule relates to the Issuer's Series A Common Stock, $0.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the "Investment Manager") and Brian Taylor, the managing member of Pine River Capital Management LLC, the general partner of the Investment Manager (the "Managing Member")
(each a "Reporting  Person" and collectively the "Reporting  Persons").

     The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330,
Minnetonka,  MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Pine River Capital Management L.P. may be deemed to beneficially own 6,330,203 Shares.

          As of the date hereof, Brian Taylor may be deemed to beneficially own 6,330,203 Shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes and in the ordinary course of business, pursuant to investment strategies, including merger arbitrage and event driven strategies, because the Reporting Persons believed that the Shares, when purchased, represented an attractive investment opportunity.

On June 12, 2013, the Issuer entered into an Agreement and Plan of Merger with Gannett Co., Inc. (Gannett) and Delta Acquisition Corp. Under the Agreement and Plan of Merger, Gannett will acquire all outstanding shares of the Issuer for $13.75 per share in cash, or approximately $1.5 billion, plus the assumption of $715 million in existing debt for an enterprise value of approximately $2.2 billion. The transaction, which has been unanimously approved by the boards of directors of both companies, represents a
28.1 percent premium to the closing price of the common stock of the Issuer on June 12, 2013.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them. Also, consistent with their investment intent, the Reporting Persons mayengage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Pine River Capital Management L.P. may be deemed to be the beneficial owner of 6,330,203 Shares, or 6.6% of the Shares of the Issuer, based upon the 95,587,053 Shares issued and outstanding according to the 10-Q of the Issuer filed July 31, 2013.

     Pine River Capital Management L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 6,330,203 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 6,330,203 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Brian Taylor may be deemed to be the beneficial owner of 6,330,203 Shares, or 6.6% of the Shares of the Issuer, based upon the 95,587,053 Shares issued and outstanding according to the 10-Q of the Issuer filed July 31, 2013.

     Brian Taylor has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 6,330,203 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 6,330,203 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             September 10, 2013
                                  ----------------------------------------
                                                 (Date)


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated September 10, 2013 relating to the Series A Common Stock, $0.01 par value of Belo Corp shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                                    Exhibit B


              TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

Trans  Quantity    Price        Trade Date      Settlement Date
Type

Buy    46,356      14.17460004  July 2, 2013    July 8, 2013
Buy    1,892       14.17460211  July 2, 2013    July 8, 2013
Buy    3,784       14.17459947  July 2, 2013    July 8, 2013
Buy    42,570      14.1746      July 2, 2013    July 8, 2013
Buy    41,809      14.20589983  July 3, 2013    July 9, 2013
Buy    1,706       14.20590117  July 3, 2013    July 9, 2013
Buy    3,412       14.20590117  July 3, 2013    July 9, 2013
Buy    38,394      14.20589995  July 3, 2013    July 9, 2013
Buy    107,277     14.24090008  July 5, 2013    July 10, 2013
Buy    4,378       14.24089909	July 5, 2013    July 10, 2013
Buy    8,757       14.24089989	July 5, 2013    July 10, 2013
Buy    98,520      14.2409      July 5, 2013    July 10, 2013
Buy    22,050      14.21        July 8, 2013    July 11, 2013
Buy    37,825      14.19999987  July 8, 2013    July 11, 2013
Buy    59,815      14.21        July 8, 2013    July 11, 2013
Buy    900         14.21        July 8, 2013    July 11, 2013
Buy    1,543       14.20000065	July 8, 2013    July 11, 2013
Buy    2,441       14.21	July 8, 2013    July 11, 2013
Buy    1,800       14.21	July 8, 2013    July 11, 2013
Buy    3,087       14.19999968  July 8, 2013    July 11, 2013
Buy    4,883 	   14.21	July 8, 2013	July 11, 2013
Buy    20,250 	   14.21	July 8, 2013	July 11, 2013
Buy    34,735 	   14.20000014	July 8, 2013	July 11, 2013
Buy    54,932 	   14.21	July 8, 2013	July 11, 2013
Buy    15,023 	   14.2003994   July 9, 2013	July 12, 2013
Buy    613 	   14.20040163  July 9, 2013    July 12, 2013
Buy    1,226 	   14.20040163  July 9, 2013    July 12, 2013
Buy    13,796 	   14.20040015  July 9, 2013    July 12, 2013
Buy    93,960 	   14.2017      July 11, 2013   July 16, 2013
Buy    3,835 	   14.2017013   July 11, 2013   July 16, 2013
Buy    7,670 	   14.2017      July 11, 2013   July 16, 2013
Buy    86,288 	   14.20169995  July 11, 2013   July 16, 2013
Buy    24,500 	   14.1         July 12, 2013   July 17, 2013
Buy    112,605     14.1506      July 12, 2013   July 17, 2013
Buy    24,621 	   14.13240028	July 12, 2013	July 17, 2013
Buy    98,001 	   14.14	July 12, 2013	July 17, 2013
Buy    1,000 	   14.1	        July 12, 2013	July 17, 2013
Buy    4,595 	   14.1506	July 12, 2013	July 17, 2013
Buy    1,004 	   14.13239801	July 12, 2013	July 17, 2013
Buy    3,999 	   14.14	July 12, 2013	July 17, 2013
Buy    2,000 	   14.1	        July 12, 2013	July 17, 2013
Buy    9,191 	   14.1506	July 12, 2013	July 17, 2013
Buy    2,009 	   14.13240149	July 12, 2013	July 17, 2013
Buy    8,000 	   14.14	July 12, 2013	July 17, 2013
Buy    22,500 	   14.1	        July 12, 2013	July 17, 2013
Buy    103,409 	   14.1506	July 12, 2013	July 17, 2013
Buy    22,608 	   14.13239982	July 12, 2013	July 17, 2013
Buy    90,000 	   14.14	July 12, 2013	July 17, 2013
Buy    22,871 	   14.00209987	July 15, 2013	July 18, 2013
Buy    933 	   14.00210107	July 15, 2013	July 18, 2013
Buy    1,866 	   14.00210107	July 15, 2013	July 18, 2013
Buy    21,002 	   14.00210019	July 15, 2013	July 18, 2013
Buy    9,689 	   14.00300031	July 16, 2013	July 19, 2013
Buy    395 	   14.00301266	July 16, 2013	July 19, 2013
Buy    791 	   14.00299621	July 16, 2013	July 19, 2013
Buy    8,897 	   14.00299989	July 16, 2013	July 19, 2013
Buy    10,507 	   14.04890086	July 19, 2013	July 24, 2013
Buy    428 	   14.04889065	July 19, 2013	July 24, 2013
Buy    857 	   14.04889883	July 19, 2013	July 24, 2013
Buy    9,647 	   14.0488999	July 19, 2013	July 24, 2013
Buy    16,248 	   13.9373	July 23, 2013	July 26, 2013
Buy    604 	   13.9373	July 23, 2013	July 26, 2013
Buy    1,625 	   13.9373	July 23, 2013	July 26, 2013
Buy    14,623 	   13.9373	July 23, 2013	July 26, 2013
Buy    152,265 	   14.0222	July 24, 2013	July 29, 2013
Buy    6,215 	   14.0222	July 24, 2013	July 29, 2013
Buy    12,430 	   14.0222	July 24, 2013	July 29, 2013
Buy    139,836 	   14.0222	July 24, 2013	July 29, 2013
Buy    61,250 	   14.06	July 25, 2013	July 30, 2013
Buy    30,563 	   14.0331	July 25, 2013	July 30, 2013
Buy    2,500 	   14.06	July 25, 2013	July 30, 2013
Buy    1,314 	   14.0331	July 25, 2013	July 30, 2013
Buy    5,000 	   14.06	July 25, 2013	July 30, 2013
Buy    2,203 	   14.0331	July 25, 2013	July 30, 2013
Buy    56,250 	   14.06	July 25, 2013	July 30, 2013
Buy    28,387 	   14.0331	July 25, 2013	July 30, 2013
Buy    39,388 	   14.0934	July 26, 2013	July 31, 2013
Buy    73,500 	   14.13	July 26, 2013	July 31, 2013
Buy    49,000 	   14.13	July 26, 2013	July 31, 2013
Buy    1,608 	   14.0934	July 26, 2013	July 31, 2013
Buy    3,000 	   14.13	July 26, 2013	July 31, 2013
Buy    2,000 	   14.13	July 26, 2013	July 31, 2013
Buy    3,215 	   14.0934	July 26, 2013	July 31, 2013
Buy    6,000 	   14.13	July 26, 2013	July 31, 2013
Buy    4,000 	   14.13	July 26, 2013	July 31, 2013
Buy    36,173 	   14.0934	July 26, 2013	July 31, 2013
Buy    67,500 	   14.13	July 26, 2013	July 31, 2013
Buy    45,000 	   14.13	July 26, 2013	July 31, 2013
Buy    4,263 	   14.07050023	July 29, 2013	Aug 1, 2013
Buy    14,210 	   14.1813	July 29, 2013	Aug 1, 2013
Buy    174 	   14.07048851	July 29, 2013	Aug 1, 2013
Buy    580 	   14.1813	July 29, 2013	Aug 1, 2013
Buy    348 	   14.07048851	July 29, 2013	Aug 1, 2013
Buy    1,160 	   14.1813	July 29, 2013	Aug 1, 2013
Buy    3,915 	   14.07050128	July 29, 2013	Aug 1, 2013
Buy    13,050 	   14.1813	July 29, 2013	Aug 1, 2013
Buy    41,624 	   14.20190019	July 30, 2013	Aug 2, 2013
Buy    12,495 	   14.2201	July 30, 2013	Aug 2, 2013
Buy    1,698 	   14.20189764	July 30, 2013	Aug 2, 2013
Buy    510 	   14.2201	July 30, 2013	Aug 2, 2013
Buy    3,397 	   14.20189971	July 30, 2013	Aug 2, 2013
Buy    1,020 	   14.2201	July 30, 2013	Aug 2, 2013
Buy    38,223 	   14.20190003	July 30, 2013	Aug 2, 2013
Buy    11,475 	   14.2201	July 30, 2013	Aug 2, 2013
Buy    4,209 	   14.19529834	July 31, 2013	Aug 5, 2013
Buy    23,030 	   14.225	July 31, 2013	Aug 5, 2013
Buy    15,436 	   14.2126	July 31, 2013	Aug 5, 2013
Buy    172 	   14.19532326	July 31, 2013	Aug 5, 2013
Buy    940 	   14.225	July 31, 2013	Aug 5, 2013
Buy    630 	   14.2126	July 31, 2013	Aug 5, 2013
Buy    343 	   14.19530292	July 31, 2013	Aug 5, 2013
Buy    1,880 	   14.225	July 31, 2013	Aug 5, 2013
Buy    1,260 	   14.2126	July 31, 2013	Aug 5, 2013
Buy    3,865 	   14.19530129	July 31, 2013	Aug 5, 2013
Buy    21,150 	   14.225	July 31, 2013	Aug 5, 2013
Buy    14,175 	   14.2126	July 31, 2013	Aug 5, 2013
Buy    195,709 	   14.19950002	Aug 1, 2013	Aug 6, 2013
Buy    7,988 	   14.1994995	Aug 1, 2013	Aug 6, 2013
Buy    15,976 	   14.19950013	Aug 1, 2013	Aug 6, 2013
Buy    179,731 	   14.19949998	Aug 1, 2013	Aug 6, 2013
Buy    185,646 	   14.20610006	Aug 2, 2013	Aug 7, 2013
Buy    22,402 	   14.16979973	Aug 2, 2013	Aug 7, 2013
Buy    26,950 	   14.2255	Aug 2, 2013	Aug 7, 2013
Buy    44,263 	   14.21280002	Aug 2, 2013	Aug 7, 2013
Buy    7,577 	   14.20609987	Aug 2, 2013	Aug 7, 2013
Buy    914 	   14.16979781	Aug 2, 2013	Aug 7, 2013
Buy    1,100 	   14.2255	Aug 2, 2013	Aug 7, 2013
Buy    1,807 	   14.21279945	Aug 2, 2013	Aug 7, 2013
Buy    15,154 	   14.20609987	Aug 2, 2013	Aug 7, 2013
Buy    1,829 	   14.16980164	Aug 2, 2013	Aug 7, 2013
Buy    2,200 	   14.2255	Aug 2, 2013	Aug 7, 2013
Buy    3,613 	   14.21280028	Aug 2, 2013	Aug 7, 2013
Buy    170,488 	   14.20609998	Aug 2, 2013	Aug 7, 2013
Buy    20,573 	   14.16980005	Aug 2, 2013	Aug 7, 2013
Buy    24,750 	   14.2255	Aug 2, 2013	Aug 7, 2013
Buy    40,649 	   14.21280007	Aug 2, 2013	Aug 7, 2013
Buy    61,225 	   14.20910008	Aug 5, 2013	Aug 8, 2013
Buy    2,498 	   14.2090984	Aug 5, 2013	Aug 8, 2013
Buy    4,997 	   14.2090998	Aug 5, 2013	Aug 8, 2013
Buy    56,224 	   14.20909996	Aug 5, 2013	Aug 8, 2013
Buy    43,839 	   14.21050007	Aug 6, 2013	Aug 9, 2013
Buy    1,789 	   14.21050168	Aug 6, 2013	Aug 9, 2013
Buy    3,578 	   14.21049888	Aug 6, 2013	Aug 9, 2013
Buy    40,258 	   14.2104999	Aug 6, 2013	Aug 9, 2013
Buy    4,557 	   14.23069978	Aug 7, 2013	Aug 12, 2013
Buy    12,251 	   14.26	Aug 7, 2013	Aug 12, 2013
Buy    185 	   14.23072703	Aug 7, 2013	Aug 12, 2013
Buy    500 	   14.26	Aug 7, 2013	Aug 12, 2013
Buy    371 	   14.23069191	Aug 7, 2013	Aug 12, 2013
Buy    1,000 	   14.26	Aug 7, 2013	Aug 12, 2013
Buy    4,182 	   14.23070096	Aug 7, 2013	Aug 12, 2013
Buy    11,249 	   14.26	Aug 7, 2013	Aug 12, 2013
Buy    73,696 	   14.20230003	Aug 8, 2013	Aug 13, 2013
Buy    24,500 	   14.2569	Aug 8, 2013	Aug 13, 2013
Buy    83,544 	   14.22	Aug 8, 2013	Aug 13, 2013
Buy    24,500 	   14.22	Aug 8, 2013	Aug 13, 2013
Buy    3,008 	   14.20229867	Aug 8, 2013	Aug 13, 2013
Buy    1,000 	   14.2569	Aug 8, 2013	Aug 13, 2013
Buy    3,410 	   14.22	Aug 8, 2013	Aug 13, 2013
Buy    1,000 	   14.22	Aug 8, 2013	Aug 13, 2013
Buy    6,016 	   14.20230033	Aug 8, 2013	Aug 13, 2013
Buy    2,000 	   14.2569	Aug 8, 2013	Aug 13, 2013
Buy    6,820 	   14.22	Aug 8, 2013	Aug 13, 2013
Buy    2,000 	   14.22	Aug 8, 2013	Aug 13, 2013
Buy    67,680 	   14.2023	Aug 8, 2013	Aug 13, 2013
Buy    22,500 	   14.2569	Aug 8, 2013	Aug 13, 2013
Buy    76,723 	   14.22	Aug 8, 2013	Aug 13, 2013
Buy    22,500 	   14.22	Aug 8, 2013	Aug 13, 2013
Buy    13,251 	   14.21299977	Aug 9, 2013	Aug 14, 2013
Buy    124,049 	   14.234	Aug 9, 2013	Aug 14, 2013
Buy    7,362 	   14.24	Aug 9, 2013	Aug 14, 2013
Buy    1,018 	   14.21299607	Aug 9, 2013	Aug 14, 2013
Buy    9,537 	   14.234	Aug 9, 2013	Aug 14, 2013
Buy    566 	   14.24	Aug 9, 2013	Aug 14, 2013
Buy    1,270 	   14.213	Aug 9, 2013	Aug 14, 2013
Buy    11,896 	   14.234	Aug 9, 2013	Aug 14, 2013
Buy    706 	   14.24	Aug 9, 2013	Aug 14, 2013
Buy    20,461 	   14.21300034	Aug 9, 2013	Aug 14, 2013
Buy    191,518 	   14.234	Aug 9, 2013	Aug 14, 2013
Buy    11,366 	   14.24	Aug 9, 2013	Aug 14, 2013
Buy    6,512 	   14.26	Aug 12, 2013	Aug 15, 2013
Buy    282 	   14.26	Aug 12, 2013	Aug 15, 2013
Buy    2,276 	   14.21180088	Aug 12, 2013	Aug 15, 2013
Buy    538 	   14.26	Aug 12, 2013	Aug 15, 2013
Buy    6,268 	   14.26	Aug 12, 2013	Aug 15, 2013
Buy    31,774 	   14.21179994	Aug 12, 2013	Aug 15, 2013
Buy    1,162 	   14.20630344	Aug 14, 2013	Aug 19, 2013
Buy    16,223 	   14.20630006	Aug 14, 2013	Aug 19, 2013
Buy    12,443 	   14.25120008	Aug 15, 2013	Aug 20, 2013
Buy    173,656 	   14.25120001	Aug 15, 2013	Aug 20, 2013
Buy    3,661 	   14.24829918	Aug 16, 2013	Aug 21, 2013
Buy    51,100 	   14.2483	Aug 16, 2013	Aug 21, 2013
Buy    34,794 	   14.21	Aug 19, 2013	Aug 22, 2013
Buy    9,622 	   14.22870042	Aug 19, 2013	Aug 22, 2013
Buy    1,920 	   14.21	Aug 19, 2013	Aug 22, 2013
Buy    2,873 	   14.21	Aug 19, 2013	Aug 22, 2013
Buy    134,275 	   14.22869996	Aug 19, 2013	Aug 22, 2013
Buy    39,209 	   14.21	Aug 19, 2013	Aug 22, 2013
Buy    2,799 	   14.25030107	Aug 20, 2013	Aug 23, 2013
Buy    1,291 	   14.26	Aug 20, 2013	Aug 23, 2013
Buy    51,365 	   14.2502999	Aug 20, 2013	Aug 23, 2013
Buy    23,709 	   14.26	Aug 20, 2013	Aug 23, 2013
Buy    447 	   14.25129776	Aug 21, 2013	Aug 26, 2013
Buy    1,033 	   14.27	Aug 21, 2013	Aug 26, 2013
Buy    8,216 	   14.25130024	Aug 21, 2013	Aug 26, 2013
Buy    18,967 	   14.27	Aug 21, 2013	Aug 26, 2013
Buy    702 	   14.2530057	Aug 22, 2013	Aug 27, 2013
Buy    12,898 	   14.25299969	Aug 22, 2013	Aug 27, 2013
Buy    1,561 	   14.25289808	Aug 23, 2013	Aug 28, 2013
Buy    28,639 	   14.2529001	Aug 23, 2013	Aug 28, 2013
Buy    18,264 	   14.17	Sept 4, 2013	Sept 9, 2013
Buy    3,388 	   14.1827	Sept 4, 2013	Sept 9, 2013
Buy    8,943 	   14.17	Sept 4, 2013	Sept 9, 2013
Buy    1,659 	   14.1827	Sept 4, 2013	Sept 9, 2013
Buy    356,543 	   14.17	Sept 4, 2013	Sept 9, 2013
Buy    66,153 	   14.1827	Sept 4, 2013	Sept 9, 2013
Buy    23 	   14.20304348	Sept 5, 2013	Sept 10, 2013
Buy    5,868 	   14.26	Sept 5, 2013	Sept 10, 2013
Buy    2,546 	   14.255	Sept 5, 2013	Sept 10, 2013
Buy    635 	   14.255	Sept 5, 2013	Sept 10, 2013
Buy    11 	   14.20272727	Sept 5, 2013	Sept 10, 2013
Buy    6,723 	   14.26	Sept 5, 2013	Sept 10, 2013
Buy    2,917 	   14.255	Sept 5, 2013	Sept 10, 2013
Buy    466 	   14.20300429	Sept 5, 2013	Sept 10, 2013
Buy    117,409 	   14.26	Sept 5, 2013	Sept 10, 2013
Buy    50,937 	   14.255	Sept 5, 2013	Sept 10, 2013
Buy    11,665 	   14.255	Sept 5, 2013	Sept 10, 2013
Buy    2,122 	   14.23950189	Sept 6, 2013	Sept 11, 2013
Buy    1,040 	   14.2395	Sept 6, 2013	Sept 11, 2013
Buy    41,388 	   14.2394999	Sept 6, 2013	Sept 11, 2013
Buy    4,514 	   14.265	Sept 6, 2013	Sept 11, 2013
Buy    5,172 	   14.265	Sept 6, 2013	Sept 11, 2013
Buy    90,314 	   14.265	Sept 6, 2013	Sept 11, 2013
Buy    323 	   14.2425031	Sept 6, 2013	Sept 11, 2013
Buy    370 	   14.2425	Sept 6, 2013	Sept 11, 2013
Buy    6,470 	   14.2425	Sept 6, 2013	Sept 11, 2013
Buy    902 	   14.26        Sept 6, 2013    Sept 11, 2013
Buy    1,034 	   14.26        Sept 6, 2013    Sept 11, 2013
Buy    18,064 	   14.26        Sept 6, 2013    Sept 11, 2013
Buy    5,950 	   14.239	Sept 9, 2013	Sept 12, 2013
Buy    9,457 	   14.23899989	Sept 9, 2013	Sept 12, 2013
Buy    121,418 	   14.23900005	Sept 9, 2013	Sept 12, 2013
Buy    18,306 	   14.26	Sept 9, 2013	Sept 12, 2013
Buy    1,420 	   14.26	Sept 9, 2013	Sept 12, 2013
Buy    1,758 	   14.26	Sept 9, 2013	Sept 12, 2013
Buy    28,516 	   14.26	Sept 9, 2013	Sept 12, 2013
Buy    9,153 	   14.255	Sept 9, 2013	Sept 12, 2013
Buy    710 	   14.255	Sept 9, 2013	Sept 12, 2013
Buy    879 	   14.255	Sept 9, 2013	Sept 12, 2013
Buy    14,258 	   14.255	Sept 9, 2013	Sept 12, 2013